FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TRANSCRIPT OF THE PRESENTATION MADE BY THE CEO OF GAS

NATURAL ON TUESDAY MAY 9, 2006

PRESENTATION OF RESULTS FOR THE 1Q OF 2006

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

GAS NATURAL

1Q06 RESULTS PRESENTATION

Luis Calvo. Good morning everybody. Welcome to the presentation of the results for the first quarter of 2006 of Gas Natural. As usual we have our CEO, Mr. Rafael Villaseca, the director general for strategy development, Mr. Antonio Basolas, the CFO, Mr. Carlos Alvarez, and, as we normally do, after the presentation we will have a Q&A session first of all the people here with us will ask questions) and then we will have the questions coming from conference calls and then e-mail questions.

So I give the floor to our CEO, Mr. Villaseca.

Rafael Villaseca: Good morning everybody. Thanks you very much for having joined us this morning. We’re going to be speaking about the results of this first quarter. And with pleasure, we will try and answer your questions later on. Let me tell you, to start with, this has been a good quarter. We have complied with the goals in our strategic plan and more specifically with those policies which we announced a year ago, in order to grow our ebitda by 29%, exceeding €500m in ebitda.

The main landmarks in this first quarter have been, and this is interesting to underscore, we have continued our upstream policy with the Nigerian government to develop an integrated project of 10 bcm. This is a project we have already started analyzing, as well as the purchase of the Petroleum Oil company which operates in Spain and I am going to be dealing with this in more detail later on. And the policy of rationalization of our gas retail has been continued. And we have improved our client portfolio regarding its profitability for the operations of our company. We obtained an increase in ebitda in this section of 86%. I also want to highlight the good behavior of the electrical business which has trebled its contribution to the company’s ebitda because of several reasons. Amongst them, the capacities which we have put into operation, the competitiveness of our supply and the restructuring of our customer portfolio, which of course affects the liberalized market, ebitda increased by 221% no less.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

And this has been accompanied by a steady growth of the distribution business which is the fundamental basis of the company’s ebitda which have had a growth in ebitda of 13% and this trend we had already anticipated them a few quarters ago and these were precisely our plans a year ago and we are very satisfied to witness not only the good results of our accounts but the fact that we have been achieving the goals we had targeted. And we have been able to contribute very good results to the company in a framework for the gas market which we could call troublesome because of the world energy situation but satisfactory because of the regulatory situation in Spain.

There has been an increase in liberalization and the market has grown by 9% in this quarter. This growth is lower than last year because of weather reasons and because of the co-operative good behavior of hydro energy vis-à-vis electrical energy but the growth has been quite substantial with also a remarkable increase in liberalization. Tariffs have been suppressed and there is a schedule to suppress all tariffs at the beginning of 2008.

So the liberalization of the sector is not only something which has made progress in the last few months but also the plan is to put an end to it in a few months’ time. And then with the opening up of this sector, has been growing steadily – now it stands at 82% with an increase of 4 percentage points vis-à-vis last year. So, the gas sector in Spain not only is very highly liberalized but there is a forecast that the whole of the tariff system will be suppressed in 18 months’ time in Spain according to the government’s forecast.

We think it is very good news and they are very much in line with our strategy at Gas Natural. As a consequence of results of this first quarter, our sales have increased by more than 50% and the results have evolved in line with the strategic plan of 2004-2008, ebitda increased by 29% and net income 16%. You know this but I think we should underscore that the net income is affected by the reduction of our share in Enagas. We don’t consolidate with Enagas any longer and then we have had less capital gains because of the selling of Enagas vis-à-vis last year. The investments have increased by 12% and increase in debt is due to the acquisitions carried out in 2005 especially in DERSA but we will see this in greater detail in a minute.

But at any rate I would like to mention that all of this evolution which is very satisfactory shows very clearly the company’s balance sheet because our results are in cash. We don’t have any type of deficit and therefore our debt has gone down vis-à-vis last year by 300 million euros. The increase in gearing or leverage has not affected our financial profit which is still very, very solid. Our ebitda covers . . covers interest more than 7 times and our gearing up of 36% places us in a very streamline financial situation and all of this of course are discounting any type of debts related to the takeover bid which is currently underway. So these results have affected very positively our financial and capital structure. Now, if we now go into the detail of our results, let me show you this breakdown of the ebitda which has very specific factors which I would like to explain to you in detail.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

We can see the contribution of electricity in Spain which has grown by 221% with regards to the same quarter last year. We still have an increase in wholesale and retail business which has increased by 85% and we should also highlight the behavior of distribution in Latin American with 42.7% in growth. All the variables are growing in two digit figures except for distribution in Spain where the figure is 3.3% for several reasons which we will discuss later. But the growth vis-à-vis the last quarter of the previous year has been 12%. We will talk about this later.

I want to say too that on the whole the distribution is contributing 65% of the company’s ebitda, and the electrical business which is still growing and which will still grow in the future, accounts for 17% of the ebitda total – ebitda contribution to our group.

Now regarding our investments – this is a breakdown of course. Without contemplating financial investments which in this quarter have consisted in the acquisition of Petroleum and they compare negatively with the first quarter last year because of the investment in the electrical sector. The reason is last year we were culminating the investment in the Arrubal combined cycle and we were in the midst of the Cartagena investment process and now we are investing in the combined cycle of the Plana del Vent of 880 megawatts and on the point of starting our investments in Malaga and Barcelona. We still want to comply with our commitments in terms of investments but this quarter we have had several deviations in terms of electricity purchases due mostly administrative reasons.

43% of our investments have gone to the electrical sector and 40% have gone to distribution and we already have sizeable investments in up and midstream which have gone from 5 million euros last year to 28 million euros this first quarter fundamentally because of our investment in the integrated project of gas (Gassi Touil).

Now if we analyze the results and we start with distribution in Spain. I want to indicate to you that the activity as you can see in the graph. On the left of the graph, the regulated gas activity in Spain has tariff sales plus the distribution business and there has been an increase and the figure is now almost 77,000 GWh with a sizeable increase with regards to the previous year. The evolution of the tariff market including our distribution business because in Spain to date this is within regulated businesses which will change with the enforcement of the European directive so our tariffs sales have gone down by 8%.

This is natural because there has been a transfer of customers to liberalized markets but the TPA market has gone up by 9% in line with the increase in gas sales in the Spanish market and this is one of the reasons that justifies the relatively bad results of ebitda vis-à-vis last year because since the business of commercialization of tariffs gases is included in the distribution business which is questionable but this is what the Spanish legislation mandates. Then having got out of this business this means that the profits are now obtained in the wholesale and retail businesses but when we compare figures with the previous year, last year, this was still within the distribution business and this was the main reason. But the distribution business is still growing at a very normal pace.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

Now regarding the distribution network it has increased by 2.5 thousand kilometers and now exceeds 40,000 kilometers of installed network and at the end of the quarter we had exceeded by large 5 million supply points with a growth of 6.6%. Our growth in the purely distribution business is still in line –we are trying to achieve in growth this year of 350,000 customers or supply points which is a considerable figure which guides our growth in this sector and we are convinced that we are going to be able achieve this figure once again.

Now regarding the distribution business in Latam it has had an excellent behavior with an increase of ebitda of 43%. Of course positively affected by the evolution of the euro dollar equivalence but if we net the different figures our ebitda increase would have also been 23%. So regardless of the currency fluctuations our distribution business in Latam is still having a very salutary path.

Now, by countries, I would like to say that the figures for Brazil are very good. It contributes 41% of our total ebitda and has had a growth of 65% vis-à-vis the first quarter last year. In the Argentine, I want to say that there has been ratification of the agreement establishing the increase in rates of 15% which will give us an increase in our distribution margin of 27%. We are satisfied that the details, well the last details, are now being settled in the Argentine in order to manage to establish total normality in our business in that South American country. In Colombia there is still a very sharp growth. Sales grew by more than 18% vis-à-vis the same quarter last year and 1.6 supply points were exceeded with an ebitda growth close to 32%. We are ecstatic with our behavior in Colombia.

But Mexico is horse of a different color because the sales growth has been minimal. Sales have just increased by just 2.5%. The reason is that the energy policy of the country is a little doubtful because of course there will be new decisions made by the Mexican government because they want to introduce an indexation policy to do with the Henry Hub measures and this has led to some social tensions which have led the government to subsidize the customers and this is a question which will have to be tackled within the next few months. But at any rate and as a result of investments made in the previous years in our cost management, ebitda has increased by more than 22%. We believe that there will be a positive situation in the light of the new policies developed by the Mexican government.

Globally, the gas sales in Latam have increased by 9%. We are satisfied by this. The distribution network reached almost 57,000 kilometers in the areas with an increase of over 2.3 thousand kilometers in the last twelve months and this involves an interannual growth in terms of kilometers of 4%. In this regard, distribution policy would have exceed 4.8 million which is an increase of more than 240 thousand supply points in the last 12 months which makes us as happy as Larry. Because the basic policy of applying

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

our business system in Spain to Latin America has been a success in the same way as it has also been a success in Italy.

And regarding Italy I want to say that our ebitda has increased by 24% and the increase is due to an increase in the gas distribution activity which has reached 1.4 thousand GWh and this is due to our organic two-digit growth. Commercial activity is becoming consolidated. We have a growth of 33,000 new supply points and the distribution network is growing close to 4,000 kilometers and this is a result of the classical work of our company. The implementation of our growth model in distribution and get the organic growth to make our investments really a good value and we hope that our organic growth will carry on in the future while we wait, if we have the chance to do so, to be able to invest in the area in companies which maybe interesting to our interests. Now regarding the electricity business one of the stars in this quarter had a global increase of 155%. Let me break it down because this related to an increase of 221% in ebitda in Spain and an increase of 41% in Puerto Rico.

So as a whole the figures are quite significant and we think that this trend will continue in the future. The increase in Spain is due to several issues that I think are worthwhile commenting.

The first one is the commissioning of Cartagena. 1500 new megawatts installed in the area plus the acquisition of DERSA which consolidates last year’s activities. Then high prices and this of course – then there were measures taken by the government but the pool prices are very good for our investments and optimization of our distribution portfolio because in the current regulatory framework we have had to make some changes for the electricity business in Spain has gone up by 221%.

With regards to electricity produced in GWH – 4,521 in the first quarter, 112% and the combined cycles of the company in Spain went from 1,725 GWh to 3,968 figure which is quite considerable. Our installed capacity increased in Spain by 86%. That was already foreseen in our strategic plan and we are already complying with that. And in this first quarter in the ordinary regime of energy generation in Spain, Gas Natural had 7% of the market. It was the fourth operator and this can be compared to 15% of Union Fenosa, 27 Iberdrola and 25 for Endesa. In April, our company reached 12% of the generation market in the ordinary regime as compared to 14% of Union Fenosa. Therefore, our company has consolidated. It is number 4 in the ranking and number 3 in electricity generation. And this would have been even better if two things had happened – the first thing that happened you know well which is the government’s policy or the government’s agreement by which now we have to face the CO2 emission rights that cost 9 million this first quarter.

And number two, to the position of this company in the industrial market as well as in the domestic market which means that we have not made the most of our electricity investment. Things like the impact of selling in the liberalized market – a useless market

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

right now because of the regulations but this is going to change in the near future – has made us incur losses of about 50 million euros.

If this situation had not happened plus the situation of the CO2 emission rights then our results in the electricity business would have been considerably better.

I think it is worthwhile making a few comments on the analysis of the electricity business. Let me start by saying that in comparison to the gas sector the situation is the opposite. The market didn’t grow too much – 1% this first quarter and the liberalization followed the opposite path. We have a decrease?? of 6 percentage points as compared to the first quarter last year. In other words, liberalization of electricity not only is it making progress - it is going backwards and free commercialization decrease 17% as compared to the first quarter last year. Clearly, the sector requires a restructuring process so, plus the problem of a deficit in generation and the situation of the market in generation and our government has really taken a few measures.

As you can see in this graph on screen the pool market remains high with the exception at the end of the quarter. This is because of the extra rainfall that we had compared to the previous year but also the government’s measure to contain the deficit that last the year ended in 3,800 million euros. And it was heading to 6,000 this year but since as we already said in previous quarters this firm always realized that it would not be possible to continue in this way and that the problem shown in the White Paper meant that changes will have to be made.

That was a very important thing and our company reacted to that by increasing production in this market and by reducing our industrial portfolio, optimizing our industrial clients’ portfolio from 4.7 TWh per year to 1.1. The idea of our company particularly in the residential market is to be part of this business. In the current circumstances it is ridiculous to be in this market and we trust that the new regulation, although it has been postponed to 2012 in comparison to the gas market, when it will happen sooner, but we have to reduce our exposure here and we will wait until we can have a truly liberalized market.

And now the different activities of our business. Allow me to make a few remarks on the measures that were imposed on the electricity sector by part of our government that I already referred to. First of all, there was a cap for integrated generators in distribution – 42.5 euros per megawatt hour and discounted from producing companies CO2 emission rights that were received free of charge. These were the two main measures that will have an impact on the sector particularly in the second quarter because they have – well the CO2 measure has affected the whole quarter but the deficit contention measures only affects the month of March. We, as you know, do not act in the regulated market. This is something that only distributors can do but we have been affected by 9 million euros. This is a discount of the emission rights. This has already been discounted in the figures that we are presenting here.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

Regarding our up- and mid-stream activities, the ebitda is 24% better than last year’s and this is due to a greater contribution of our gas pipeline and also the fleet and also the exchange rate changes with the dollar. We are very happy with our upstream joint venture and we optimize our fleet. Apart from the ship that is under construction, we have bought another one jointly with Repsol. Therefore, we are going to have much more transport capacity consolidating one of the world’s energy fleet – one of best in the world and the fleet is a strategic resource but at the same time it is subject to the fluctuations in the market. So we have optimized our situation.

And the Gassi Touil project is doing very well and I would like to remind you as well the signing of a prior agreement with the government of Nigeria to develop an integrated project of 10 bcm, with a liquefaction plant in Nigeria. We will see the evolution of this project; we have a lot of hope in this project and this is to consolidate our position in equity gas. We have other things that we are considering and we will see whether we do anything about that later on. And we have also signed the acquisition of the Petroleum Oil company that have gas reserves in Spain and will allow the company to have access to storage that must improve our capacity in our country.

The proven reserves and the prospects of this company are of about 5 bcms that we hope to exploit in about 10 years at the most. Now I would like to say a few remarks on the selling of gas which as you know has increased this liberalization and we are very pleased by that. In Spain our strategy has gone from quarter to margin. We have tried to focus our activity in getting a reasonable return from our gas commercialization activities. We are focusing our activities in the margin that this business should contribute.

Here we have several figures – I can clarify this. First of all, the increase in the ebitda that you know very well in this business line but also despite our margin policy an increase of competition and the fact that the liberalized market represents more than 80% of the total market in Spain, our market share in the market is above 50% and our degree of retention of clients that we had is 80%.

All of this has meant that the ebitda in this business increased by 86%. Our conclusion is that we are focused in our margin policy but we have retained more than 80% of our clients and keeping a market of 50% in the market which is absolutely liberalized. And this has allowed us to reduce the volume of our industrial portfolio by 12% as compared to the first quarter of last year and this has prevented us from dealing with non-competitive clients and therefore we have reduced our discount portfolio from 10.8% in the same quarter last year to 2.7% and this has of course contributed to this 86% increase in the ebitda in this business.

And we are convinced that not only are we fully competitive in this market but that the liberalization of the market guarantees an environment where we can develop our

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

capacities and our skills in selling. And also the prospects can only ratify our forecast for the gas market in Spain because the revision of the plans for the gas and electricity markets carried out recently by the Ministry of Industry in Spain believes that gas is the solution for electricity supply in Spain. The installed capacity is going to increase by 28% the installed capacity of combined cycles in Spain.

At the same time peak demand has increased by 21. So two consequences of this. The first one is that the importance of gas in Spain is growing and it will be greater than what we expect eventually and, number two, that the strategy set in our takeover bid is indisputable.

The future of energy in Spain requires focusing more on gas. And in any case the guarantee of supply is going to be a key element in the next 10 years. As we can see not only in the international policies but in the forecast of the Ministry of Industry for our country.

And finally, we continue with our commercial policy. It is a multi-product policy. I would like to remind you that our sales network has 884 points of sales for clients in Spain. We are still convinced of the importance of having a well-known and leading brand in Spain and our objective of two contracts per client, we have almost reached that, we have 1.5 contracts per client. And we have 1.5 million residential clients for gas, half a million residential clients for electricity and a million and a half maintenance contracts. This is our commercial strength and we will continue to apply this in the business segments that I mentioned before.

To conclude my brief presentation I want to say that we are very satisfied to have met our goals and the trends I have mentioned indicate that we are still going to be successful in the future. We have achieved a two digit growth in cash generation and net profit. Our distribution business is growing steadily and our presence in the electrical sector has become more than consolidated as the April data seem to show. And we are also firmly advancing in the business of equity gas which is one of the bases we have established in the future.

Now it is necessary for me to make a few comments about the evolution of our takeover bid over Endesa. You know the facts, this is a schedule of different landmarks. I am not going to bore you by reading it but you know that there will have been several cautionary measures. Endesa has to pay a deposit of 1 billion euros to stop our takeover bid and we appeal to that decision and I also want to say that the Supreme Court of Spain has paralyzed in a cautionary way, we don’t know the scope of this decision but well has cautionary interrupted the takeover bid process and the European Union authorized the EON takeover bid but this is, but of course, there is still a few regulatory proceedings to be cleared in Spain.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

Now, what is the meaning of this cautionary measures? Regarding that imposed by court no. 3, we have appealed that decision. We have filed an appeal and we hope that our appeal will be granted because there is no such collusion agreement as they claim.

Now regarding the consequences – well you know them very well – the national securities institute of Spain (CNMV) declared that the two takeover bids would go ahead but the opening up of the periods of acceptance by the Endesa shareholders would be put on the freeze until these legal measures were cleared out of the way.

So this establishes a period of uncertainty which is very detrimental to many parties and this is related to a tactic directed to allowing the shareholders of Endesa to express their opinions as to whether they like or they don’t like our offer. This is a direct result of the policy developed by the Endesa administrators regarding the decision of the Supreme Court which has not been disclosed yet we don’t know its contents, so we can’t say much about it.

Now, at any rate and for all the reasons I mentioned and for other reasons which are part of the international strategic landscape, let me tell you that we are firmly convinced that the industrial and business projects which lie behind our takeover bid of Endesa, is extremely topical and interesting not only to the shareholders of the company but also to the Spanish administration and for the guarantee of the supplier of Spanish consumers.

Ours is the only offer which has an industrial meaning vis-à-vis the subsidiarisation of EON because ours is the only project which contributes synergies, the only one that increases competition in the Spanish market because the divestments we have to perform will introduce more competition. The other projects have no synergies, they have no industrial projects for integration because Endesa will become just a subsidiary and the security contributed to the operation of electrical and energy market in Spain by our project is much better. Stands head and shoulders above the EON project.

So our project is brilliant and we are convinced that in due course it will be appreciated not only by consumers but also by the shareholders but only when we are allowed to explain what our offer consists in to them. In the meantime, we go on working with the conviction that in this troubled market Gas Natural can still grow a lot. Thank you.

Luis Calvo. And now we will have the Q&A session and we will first have the questions from the analysts sitting in this room. Yes, go ahead. You have to say who you are before you utter a word so that we can proceed to answer your question. Thank you.

And of course it is important to use the microphones properly. This is an important condition for the interpreters to hear the question and be able to interpret them into the English language.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

Good you can hear me then.

Question. Alejandro Vigil. I come from the Citigroup and basically I have three queries. One of them refers to the situation of the generation business at the level of the regulatory revision on the way and whether there are any negotiations underway, whether you still think that in July there will be a new regulatory framework for generation.

The second question regards CO2. Your strategy as to how you have taken stock of this question of the deficit and the free assignments of CO2 and whether you have any special strategy for bilateral between different businesses in order to mitigate the effect of this harmful situation?

And the third question is about the bid – it is difficult to speak about dates but in the best case scenario if legal restrictions were eliminated what would be the process – will there be a process upon which Gas Natural and EON would compete in terms of price?

Rafael Villaseca. Well, regarding the regulatory framework, your question is very interesting. It is a very complex framework. In July, well, but I don’t think that this can be solved by the month of July. The issue is a very thorny one because the profile of generation technology is a very divergent across the different companies and this is something which our project of course took care of. And so the interest of the companies are so divergent that the possibility for a single regulatory framework to be established in the short term that is reasonable for all incumbents will be very difficult. And this is something which is crystal clear.

Now on the other hand if the measures contemplated in the White Paper have to be applied and convinced that their impact on the sector whatever they may be is going to be very complex and therefore I think that this will take longer than July and the corresponding resolutions of the Ministry will also be very complex. Nowadays, an effort is made to conduct a bilateralisation of the market between consumers and large producers, I think it is reasonable because the pool situation makes no sense because in that situation a very high percentage goes to the marginal and this is something which is very difficult to allow for a good system and I think that adapting all of this to a new situation is not going to be plain sailing and is going to be quite difficult.

There are many interests at stake and many of these are contradictory. I would love this to be ready by July. I would love for a consensus solution to be found by July regarding an opening up of the sector but when I look on these divergent generation profiles and the policies behind them, and when I observe the differences across the different historical policies of the different companies, some companies are very happy with the regulated market and they are not interested in getting out of this market. We only observed the evolution in the last few months, i.e., a re-entry to the intervened market, this suggests to me that establishing an opposite to the situation would be difficult but I would love to be mistaken.

The presentation of the 1Q results of 2006 was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

But unlike the gas market where the path towards total liberalization is clear, in the electrical sector both because of the economic impact and because of where we come from, because of the technological differences across the incumbent and the different positions in strategies developed – well, all these things are going to make the process more difficult.

Regarding the OPA or the takeover bid this is no easy task. All of us immersed in it are pleasantly surprised or where we are. We are in a situation where everything has become a courtroom. We are in a courtroom here. We are flinging things at each other in a courtroom and it is very difficult to establish specific terms and at present in the Spanish market there is one takeover bid. There is no two. It is ours. Ours is the only one because the EON takeover bid has to go through certain regulatory procedures and Brussels was very critical of the measures taken by the Spanish government so it is indispensable for me that EON should be subjected to the same procedure as Gas Natural had to undergo because it will be absurd for a German company to buy a Spanish company without any proceeding vis-à-vis the Spanish regulatory authorities and where a Spanish company has to spend five months filing the documents.

So I think that any company who wants to buy some company in Spain should subject themselves to the office of fair trading. So then the two takeover bids were launched but they say this is going to be difficult because more and more litigations are being filed. So when this situation gets cleared out of the way, the takeover bids which are declared valid will have to compete with each other. And it will be up to the shareholder to speak. Of course, we will be very interested in knowing what the legal arguments for the paralyzing of the process are.

We still as I said are in the dark about it and especially taken into account that in 2003 there was some problem with the takeover bid over Iberdrola.

Carlos J. Álvarez. Well, there is a provision of about 9 million euros which corresponds to the provision for the month of March. This only affects us for the month of March and we did this and we still do not know what the mechanism is going to be. Our calculation taking into stock the emissions we have had, the estimated cost for that month which is about 27 something and that is how we got the provision of 9 million. In addition to this we also included a provision for the period of 1.4 – 1.5 million euros which would correspond to the provision for the deficit which we believe we have as a consequence of the right for the emission of the year, we have made a provision of 1.4 million euros. And then we have to specify the hedging policy. We have provision that 1.5 million based upon the cost of the first quarter. That would be the idea.

This gentleman is ?? the microphone so the interpreters cannot interpret his words for you.

Now he isn’t.

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interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

Well, optimizing between 7, 8 and 9 euros hour the power guarantee.

Unfortunately, the speaker only started using the microphone when he was far into his comment and therefore our interpretation might have not made any sense to you. Thank you.

Question. Virginia Sanz. I come from Deutschebank. I have a few questions myself. Do you think that you can optimize your electrical commercialization business, you have done quite a lot in this sector and when do you think that you can – that rates in Argentina are definitely going to go up? I wanted to ask you all of the things in the press about possible solution between Gas Natural and Endesa yesterday. There were some statement from Mr. Fainé that you may come to some friendly agreement and with the new royal decree of the National Commission for Energy, I want to know whether this could be applied in a backdated way too because I want to know whether this could apply to Gas Natural?

Rafael Villaseca. Regarding the optimization of the electrical portfolio we still have some leeway because we have paid about 50 million in this quarter so there is still some leeway. Any new regulatory regime cannot be based upon the ?? commercialization in the free market leads to losses because then we will have to go back to the regulated market but of course this is not going to be something possible in the future and of course there will have to be profits in this business segment.

As you make money with gas retail you should also be able to make money in the electricity retail business. Regarding a pact or an agreement with Endesa this is nothing new from the very first moment. Not now that everything has become so legalized, both our shareholders and ourselves and me, personally, have said that it is always wonderful to come to compromise. Therefore, we would be delighted especially given the fact that our project is an open project which excludes nobody because our idea is not to make – to turn Endesa into a subsidiary. Our project is a project which wants to encompass as many parties as possible.

CajaMadrid, for example, the first shareholder of Endesa, for example would be more than welcome to our future project. Our project for Endesa, this would be wonderful news. Regarding the CNE decree we have done all that we had to do a few months ago, so I don’t think that this file should be reopened and I don’t think this will happen because we have finished the process

Carlos J. Álvarez. Regarding Argentina, the increase in rates in Argentina corresponds on average to an increase in the distribution margin of 27% and that increase, well we will still have to see how it can be transferred to the rate, and on average it should be around 14 or 15% increase in the rate. So, we have made an estimation and effective from the first of November of the previous year. What was done in the past was to make a

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interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

conservative estimation which has been included in the accounts for the period. That slight increase in Argentina’s ebitda. Thank you for your questions.

Luis Calvo. Any further questions from the floor?

Question. Fernando Murillo. From Ahorro Corporation

I don’t understand very well why distribution in Spain only grew by 3%? Could you explain that again please.

Rafael Villaseca. Distribution in Spain grew 3% in effect and there are several reasons that explain that. And 12% or 14% as compared to the last quarter of last year. The reason for this growth which is apparently low as compared to last year’s figures has two reasons and one of them is that this year the growth of the gas business or the volume of gas sold in Spain is less than last year. We are talking about 9% and last year was 18%.

So the market is growing less although it continues to grow at a good rate. But there is another more relevant reason. In the distribution business we include the regulated businesses and therefore there are two the pure distribution business, the TPA or third party access. Such a market is being liberalized and the market of tariff sales doesn’t mean when we reach 20% it is going into the wholesale and retail business.

Last year we had that gas selling business that was in the retail business last year and there are, we .. so the comparisons are not the right ones because of these effects but in order to follow our growth as you know our remuneration is related to the growth of the business so the important thing is to see how new clients are growing and there we have 350,000 new clients as our target for this year. In numerical terms in remuneration we find we include the fixed amount and then the tariff which depends on the sale. In winter months the variability of that amount as compared to last year has a greater incidence than throughout the whole year. We are not going to notice this variation in other words it is going to be more than 3%.

Luis Calvo. Further questions? Well if not let’s take question over the floor now.

Question. Good morning. We have one question from Mr. Raimundo Fernandez Cuesta from Credit Suisse. Mr. Fernandez you can ask a question now.

Good morning. I have several questions. My first question is going back to the regulation in June. Would it be safe to say that the company well, it is clear that we believe that these regulation changes are necessary, but now you can sell to the pool as if you were a merchant generator and get that high pool price and the problem would be more for the electricity companies than for new entrants with this situation. And my second question is because you talked about how complex the takeover bid is but there is a possible scenario

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interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

which is that EON’s offer might be rejected by the regulator and then we would have once single offer that of Gas Natural which is in suspension right now. If the company is willing to announce an increase in the offer that will exert pressure on the board of Endesa so that it would withdraw those injunctions otherwise they will continue sine die and at the end there will be no takeover bid.

Rafael Villaseca. With regards to your first question on the pool – there is no news there. Gas Natural has not been in the regulated electricity market. It always saw with surprise how differences between the prices and negative costs work out in one business’ losses and in another’s profits but we decided to be in generation and commercialization with the situation last year we already decided and we explained this a year ago – we decided that we were going to change our commercial strategy in view of the fact that the sector was not in favor of liberalization and therefore selling in Spain was absurd. So we continued with the residential market and we focused on the generation market exclusively selling not in the regulated market because amongst other things it is impossible for us to do so.

Therefore, we didn’t have the disadvantages that we have now or the enormous advantages that we had last year. In what would have been our figures we would have been able to account a deficit for the electricity that we sell. Our market was 7 1/2% and the figures, as you will see, are very considerable. So we don’t have the difficulty that our sales have been capped in the integrated business with distribution.

In any case we believe that it is essential to liberalize the sector and we want an open market and the past scenario that those who are regulated have a deficit and those who are not have losses is so absurd that we think this cannot go on and we are waiting for a new framework to be established for this to disappear.

Regarding EON yes if the administrators of Endesa don’t defend their interests and if they defend other positions in this process perhaps the offer might disappear or it wouldn’t be reasonable or they wouldn’t allow shareholders to voice their opinions and I think that is what they are looking for with these judicial dealings. This is in the hands of the board of Endesa and the shareholders of Endesa who have the last word and Gas Natural launched an offer bid for Endesa on September 5th and we were convinced as we are now that it was perfectly competitive.

We need only look at the last 5 years results and the expectations that you yourself had, I would like to remind you that most of you said that they were worthless and what we were offering for it. That was on September 5th. Of course many things have changed – this is a very long process – much too long– and things are now different from what they were before because of the situation of the world market, the situation of the Spanish market and these counter bids. So this means that when the time comes for the

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interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

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shareholders to speak at last, Gas Natural in its part is going to reconsider the bid that is has presented and it might change it or not.

That is the right we have and that we will exercise when the right time comes. In other words when all the barriers have been eliminated so that in this the shareholders can give their opinion on whether they like our bid or not. Meanwhile, we will have to wait and we are going to have to be dealing with other things unfortunately and we should have never lost time on these things but in this our strategies have forced us to do so.

Luis Calvo. Any further questions from the conference call?

Question. Yes, Mr. Raimundo wants to continue with his questions.

Yes, I apologize but the price increase is now clear to me but what I wanted to ask you is at the end if you only have that bid and there has been an injunction what can you do in court so that Endesa can withdraw that injunction? We can be waiting for several years. So do you have any strategy at Gas Natural to convince the board of directors of Endesa that if the only bid left is that of Gas Natural that they should eliminate those injunctions?

Rafael Villaseca. Well, I don’t very well know what to tell you. How to answer your question. The situation that you are talking about is quite surprising. Well it is a possibility but I think that a board of directors must there focus the interest of their shareholders. I have nothing else to say. I think it is quite surprising this situation we are in and I can only hope that everybody does what they have to do. That shareholders will ask for their rights to be respected and for the board to focus on what it has to focus on. And we can only wait therefore.

Question. We have a question from Mr. Jose Javier Ruiz from Paribas. You can ask your question Mr. Ruiz.

Good morning. Yes I have a few questions. My first question is: can you explain the situation of excess LNG in the market and can this be extrapolated?? to the coming winter. And my next question is a clarification from your presentation when you talked about gas exports from Bolivia. What are your intentions now? Are you still going to increase your prices? And my third question is some comments made by Enagas where they said that the total price of gas in Spain is going to go up. More than total sales. In other words volumes are going to increase less but there will be a gas contribution whilst the effect of distribution would dilute things. This means that volumes are going to grow more than total sales. And my last question is on your expansion plan for renewable energies and the comments made by Iberdrola of a total lack of machinery. Will your plans be affected by these bottlenecks in the supply of machinery?

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interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

Natural SDG, S.A. is not responsible.

Rafael Villaseca. Regarding your first question, I don’t really agree with what you said and excess of energy. Now there is more liquidity in the spot market but that is a different thing. The LNG market has structural limitations in the world that we can’t do anything about until the year 2010 when new trends will be commissioned. So taking into account that the amount of LNG is going up unstoppable all over the world, well there is no expectation that the situation will improve and that LNG will increase.

In fact this winter there were dramatic moments where the British regulatory authority in November asked for help – they needed gas for the UK. So there is no excess energy – the contrary would be truer, I would say. And those have liquefied natural gas instead of closing and even the latest trends that are now operational instead of closing long-term deals are retaining this to sell in the spot market.

This has happened and it has had curious effects. For example in the US. ? has caused tensions – in the European market the spot market is not as developed as the oil market and has given rise to these problems. But as a whole we don’t expect the situation of excess LNG. Much to the contrary there is going to be tension because the supply is constant whilst demand is growing incremental all over the world particularly in SE Asia.

And regarding Bolivia, Gas Natural is not involved in the Bolivian gas business with the exception of the small part that we distribute in Sao Paolo. Brazil exports from ??? there are two companies that Rio de Janeiro don’t work with Bolivian gas. They work with Brazilian gas with the offshore gas but Sao Paolo does distribute Bolivian gas. But our business is distribution there and Bolivia’s policy is to increase prices is going to be noticed. The Brazilian government will have to look for an alternative. The impact for us will be very small really because we are not exporting nor selling nor transporting Bolivian natural gas. Therefore, we are out of that market with the exception of that small part where we distribute but it is basically only in the TPA business.

And with regards to Enagas I don’t know if I have understood your question but I think you are saying that that is going to increase but by volume and not by price or something like that? I don’t think so though.

And I don’t think that is true. I do think that demand for gas in gigabytes has gone down from a growth of 18% to a growth of 9%. But it is less true that it is a high figure and in terms of billing the gas has increased in value ?? our own invoicing has increased by 50% in value. So apart from volume there is a price factor. Both factors are present and are well known in the market. Firstly, a slight reduction in the volume of gas. Well we have to say this very carefully because we have grown by 9% but we did not grow that much first of all because prices have led to certain energy savings and number two, the weather was more favorable in Spain this year than last year therefore there was less residential consumption. And there was less use of combine cycle because of the rainfall that we had that year. And this means that we have not grown that much as much as 18% but we still grew 9% which is a considerable figure. Prices have gone up in the Spanish market.

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There will still be low European prices and it is well known that gas producing and exporting countries are acting in a very similar fashion as oil producers and at the present levels of Brent prices we don’t expect prices of natural gas to go down. So in terms of volume I already explained the situation in economic terms; we have to add this price increase that would be reasonable to expect.

Regarding the expansion plans for renewable energy, it is true that there is a bottleneck right now because of the manufacturing of the turbines. Our expansion plan is not as ambitious as that of Iberdrola and we trust that we can develop our plans perhaps with a slight delay but not too much of a delay.

Luis Calvo. Any further questions on the telephone? There is no further question. Excellent, good. OK so now we will go to the questions which have been sent to us by e-mail. Some of them have been answered already. There is a gentleman from Banesto asking about the taking stock of the provisions of CO2 emissions and another question about the increase in ebitda for distribution in Spain but those questions have been addressed.

Alberto Gondolfi asked three questions. Two of them have already been answered. One of them about the regulatory changes to be expected in the electricity market. Another question about the process of the Endesa takeover bid and then the question which has not been answered is the following: investment seem to be a little bit lower than your strategic plan – could you give us an estimation for 2006, 2007 and 2008.

Rafael Villaseca. Well we want to comply with our strategic plan. There is a delay which is just one quarter. focus on the electrical business and combined cycles in Spain. It compares badly with the previous year because we had two cycles which were working at full throttle. One of them 1.2 thousand megawatts and the other one in Arrubal, 800, and now we only have the Plana del Vent plant of 800 and we are waiting to start new project. So temporarily the comparison is not really appropriate but we want to catch up with this delay and be able to comply with our strategic plan. From the point of the investment plan it is true that we were contemplating some acquisitions in Italy and this is something which of course is a query.

Right the next question is asked by Mr. Matitja Gergolet from Goldman Sachs and he asked about the company petroleum. And he asked what the production, the annual or daily production of petroleum oil and gas is. What their annual ebitda is and what is the enterprise value paid by Gas Natural for this company.

I will answer the things I know. The others I will have to look into. The ebitda has been a bit lower. It is about half a million euros for March. This is when the company was acquired. The price we paid was about 30 million euros and there is a variable payment which will depend upon the evolution of the search of prospect and the company is

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interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain

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practically debt free which is wonderful. Yes. Well, there is strategic investment. Well this investment has a strategic aspect to it and is the storage of this 5 bcms which is in an area where we already have storage investments and secondly harness them to optimize our retail in Spain. Of course storage in general and especially underground storage is going to be one of the lynchpins? in gas retail in the immediate future.

And the last, the last question is asked by Manuel Rojas and goes as follows: if against your wishes Gas Natural cannot buy Endesa just focusing on electricity, does it make sense to maintain a generation mix based practically entirely on combined cycles.

Well if you just base yourself on gas for generation you can’t act like a company that has a mix of all different technologies but we are acting as an electricity producer in accordance with the situation of the Spanish market which in 10 years is going to be such that it is going to be the marginal energy that is going to mark prices. So ours is a safe bet and limited to our strategic plan that is 4.8 thousand megawatts. We are on route and we are convinced of the full profitability of the investment. Of course, we don’t aspire to have a market share of 30 or 40% which of course would be out of the question with just a single technology. So, because there will be no other possibility of producing electricity in Spain which is not based upon gas and this is something which is strengthened by the different plans and this is the industry which obviously is going to find a marginal cost for the sector. So our strategy prior to the takeover bid is still current. But of course a different thing for us would be to integrate fully with an electrical company.

Luis Calvo. There is no further question and so I would like to thank all of you for having participated. Thank you. [End of transcription]

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certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: May 16, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer